Filed by newcleo plc

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

The following is a transcript from a presentation by newcleo plc made on September 10, 2026:

newcleo - NewHold Investment Corporation III

Analyst & Investor Day Transcript

September 10, 2026

Giulia De Benedetti – Chief of Staff, newcleo

Good morning, everyone, and welcome to newcleo’s Analyst and Investor Day. The event is about to start shortly. We kindly ask you a few minutes of patience to make sure that everyone can get online. Again, thank you for joining us today. We’re delighted to have you with us.

Before we get into the substance, let me draw your attention to the disclaimer that will be on the screen, and ask you to read it in full at your convenience.

In short: this presentation contains forward-looking statements about newcleo's and NewHold's expectations, the proposed business combination, and future milestones, developments, and performance. Those statements are inherently subject to risks, uncertainties, and assumptions, some of which are outside our control, and actual results may differ materially. They are not guarantees of performance.

I'd encourage you to review NewHold's filings with the SEC, including the Form F-4 Registration Statement filed on July 7th and declared effective by the SEC on August 7th, for a more complete discussion of the risks that could affect the business combination, newcleo's business, and business of the combined company.

This presentation is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval. With that, let's begin.

[Video Plays]

Every generation has its challenge. Today, it's energy. Clean, competitive, and reliable. As decarbonization, AI, and energy security drive demand to unprecedented levels. Demand for clean, reliable power is surging.

At newcleo, we are building Generation 4 technology: a lead-cooled, fast neutron reactor designed with inherent and passive safety features, and recycled MOX fuel, with the potential of transforming spent nuclear fuel and existing nuclear materials into a valuable energy resource.

Together, they combine reactor, fuel, and fuel cycle into a single, integrated platform, reducing long-term waste while limiting the need for new uranium resources, insulating from market volatility, and contributing to energy security. But technology alone is not enough. Progress depends on engineering. On testing. On industrial capability. Execution.

That is why newcleo is dedicated to building an integrated platform spanning reactor design, advanced fuel manufacturing, and nuclear EPC capabilities to accelerate and de-risk deployment.

Today, more than 900 professionals work as one team across seven countries, turning technology into industrial capability. That progress is already visible. At Brasimone, Italy, we've invested more than 69 million euros in one of Europe's most advanced lead-cooled reactor hubs. Here, materials can be qualified, tested, and systems validated.

We believe this allows us to provide empirical data through our licensing process, training our team, and accelerating deployment. Othello, our 2-megawatt loop-type test facility designed to assess the performance and behavior of the main components of our reactor primary system, has become operational.

Precursor, the 10-megawatt thermal non-nuclear demonstrator of our reactor, designed to replicate the full operating cycle of our reactor, including electricity generation, is under construction. Every achievement brings commercial deployment closer. Beyond Brasimone, that capability continues to grow, with our partners in the United States and across the world. Building the partnerships needed to bring Generation 4 nuclear technology to market.

Because every milestone brings us closer. Closer to a future powered by sustainable, competitive. Reliable. Nuclear energy. newcleo. Futurable energy.

Ruben Levi – Chairman of the Board, newcleo

Good morning, everyone. This is Ruben Levi, Chairman of the Board of Directors of newcleo. Thank you for joining us for our first Analyst and Investor Day. We are excited to walk you through what newcleo has accomplished in the last 5 years, and have our leaders highlight Why we have invested in this amazing technology. The video we just saw gives you a feel for the scale of what is already built.

These are not renderings. That is operating hardware in operating facilities, with people running them today. This said, please allow me to introduce to you to a very special guest.

Jeff Lyash – Incoming Chairman of the Board, newcleo

Hey, thanks, Ruben. And good morning, everyone. This is Jeff Lyash, the incoming Chairman of the Board of newcleo. I’m very happy to be with you today, and pleased to open this Investor Call to provide you with detail on the key topics discussed in our public filings. Hopefully you will come away from our discussion with a greater understanding of the company and some insight into why I’m so personally excited to be taking on this role.

I think this company has the capability, the focus, the commitment, the team to have a significant impact on our energy future and on the quality of our environment. I'm just glad to be a part of it. With that, I’d like to hand off the call to Stefano Buono, the co-founder and CEO of newcleo, and Kevin Charlton, the CEO of Newhold Investment Corp III. Gentlemen.

Stefano Buono – Founder and CEO, newcleo

Thank you, Jeff, and good morning, everyone, and thank you again for joining us. I'm Stefano Buono, co-founder and CEO of newcleo, and on behalf of newcleo and the NHIC teams, as well as my co-founders, Elisabeth Rizzotti and Luciano Cinotti, I want to welcome you to newcleo's Analyst Day.

So today you are going to hear directly from the people building this business. Kevin Charlton, CEO at NewHold Investment Corporation, will spend the first few minutes on how NewHold came to newcleo, what the transaction looks like, and why we are so excited to bring newcleo to the public market.

Then my colleagues and I will take you through the vision, the technology, the path to commercialization, and the progress the company has made since we announced the proposed transaction in May. Given this will be my second listing on the US market, I am excited to have this opportunity to get back in contact with the analyst community today.

Now let me leave the floor to Kevin Charlton.

Kevin Charlton – CEO, NewHold

First mistake, didn't unmute. Thank you. Thanks, Stefano, and thanks, everyone, for joining us today. We really appreciate the time. First quick introductions that justify why we believe we are great partners. Stefano Buono is a co-founder and the Chief Executive Officer of newcleo.

Stefano is a physicist by training, he spent years at CERN, and as he mentioned, before newcleo he founded and led advanced accelerator applications, which he took public in 2015. And sold to Novartis for $3.9 billion, which was over a 5 x return in two years. He has done this before, and he and Elizabeth and the team built newcleo from day one with the discipline of someone who knows what the public markets require.

I expect that you will see that discipline and the strength and depth of the team presenting this morning. I'm Kevin Charlton, the CEO of Newhold Investment Corp. III. This is my sixth SPAC, and I’m pleased that this experience, I hope, has contributed to what has been a smooth transaction process to date.

I'd also like to take the opportunity to highlight our shareholder meeting, which is scheduled for next Thursday, September 17th, and the details of that are in our proxy filing and on our website.

So let's start with the core of why we're here today. This partnership will bring together deep European nuclear engineering and technology with U.S. capital markets access and public company operating skills. Stefano and his team know how to build reactors and source fuel. Our job at NHIC 3 is to help them bring this to the American public markets and to stay involved while they do it.

So, a word on us, because when you underwrite a de-SPAC you are underwriting the sponsor as well as the company. This is my third SPAC as CEO, and seventh overall-I was President and Chief Operating Officer of the first three Hennessy Capital SPACs. I'd like to point you to … first, the funnel at the bottom left on this slide, which we think is one of a couple of key sourcing metrics for a SPAC.

So, from the time of our IPO in March of 2025 until we signed the LOI with newcleo in December, we sourced 297 potential targets. With a global focus across energy, industrials, and infrastructure. We signed 25 non-disclosure agreements and did detailed reviews of business models, technology and teams. This is a deliberate and intentional pace – Add a deal a day to the pipeline and sign an NDA a week until you find the right partner.

When we met Stefano and newcleo, they quickly became our clear first choice. A word on our role going forward. We are the transaction execution partner, which means coordinating across management, advisors, regulators, and investors to get to an efficient and thorough close. We are helping with public company readiness, audit readiness, board formation, investor communications, and governance.

And we expect to remain actively engaged after closing on capital markets strategy, governance, and investor engagement alongside Stefano's team. I will personally remain involved as a senior advisor post-closing. Finally, alignment. Our sponsor shares are subject to a typical 180-day lockup post-closing lock-up. And half our sponsor promotes vests only if the shares reach $15 and $18 thresholds. We are excited about this arrangement.

Now, a quick overview of the transaction. We are bringing newcleo to market at approximately a $2.4 billion pre-money equity value, subject to upward adjustment for cash raised by newcleo before closing.

We believe that this is an attractive valuation relative to other leading energy technology companies, and I'd note that newcleo comes to this with revenue, with facilities, and with more than $800 million of private capital already invested in the business. A word on proceeds. There is $209 million of cash in trust at NewHold Investment Corp. III, based on the balance as of December 31st, 2025.

We have a $220 million of pipe in place, and certain trust shareholders have also entered into non-redemption agreements.

So, net of estimated transaction expenses, and assuming no redemptions, that is up to approximately $374 million of net proceeds. Jon Stranske, the CFO, will provide more detail on use of proceeds later in the presentation Before we go into detailed discussions of key subjects, so this is really … this, for me, is the page on why I … or the start of why I get so excited. Let me provide just a quick overview.

Newcleo has more than 900 employees, and it's raised more than $800mm of private funds in Europe since 2021. It also currently revenue generating from its manufacturing and EPCM subsidiaries.

So let's look at the center of the page. The business rests on two core offerings. The first is lead-cooled fast reactor, which can operate at safe atmospheric pressures and high thermal efficiencies, enabling emission-free, low-cost baseload power.

The second is mixed oxide fuel – or MOX-manufacturing which recycles residual plutonium and other nuclear materials from spent reactor fuel to create new fissile material, reducing waste while providing a long-term, secure fuel supply.

And Around those two offerings sits a set of relationships that a company at this stage normally just doesn't have: A MOX fuel manufacturing partnership with Oklo, an LFR deployment joint venture with JAVYS and the Slovak Ministry of Economy, a balance of plant engineering joint venture with NextChem, industrial applications, partners including Fincantieri, Danieli and Saipem, and research relationships with the Japan Atomic Energy Agency and ENEA.

Underneath, newcleo owns much of its supply chain through three manufacturing and EPCM subsidiaries. SRS, Fucina Italia, and R tschi. When we did diligence, we focused on the three risks that any advanced nuclear reactor company has to answer: How mature is the reactor design, where does the fuel come from, and do you control your supply chain.

This slide is the short answer to the third question. In a few minutes, Stefano will take you through the first two. Finally, before I hand it over, one more piece of external validation, and I want to be careful how I characterize it, because these are independent assessments rather than our own marketing.

The OECD Nuclear Energy Agency dashboard assesses reactor designs on technical and commercial maturity out of six criterias: Licensing, siting, financing, supply chain, engagement, and fuel. In the most recent edition, as of the end of January of this year, newcleo ranks number one among fast reactors in Europe; number two among European small modular reactors; and number two among fast reactors worldwide.

That is the case for why we are here, and why we find this opportunity so compelling. Now, let me turn it over to the person who built it. Stefano?

Stefano Buono

I want to begin with a little bit of history, because the single most important thing to understand about newcleo is that we did not invent these technologies. We are just industrializing them.

So, lead-cooled fast reactor technology was initially developed in the 1960s and the 70s, where heavy liquid metal coolant was developed for submarine propulsion. That programme produced roughly eighty reactor years of operating experience with liquid metal fast reactors. MOX has a similarly long history.

From the late 1960s The French nuclear industry developed processes for recycling used nuclear fuel, allowing plutonium from spent fuel to be combined with uranium to create new fuel assemblies. In the 1980s and the 90s, both technologies advanced significantly, and this is where my own involvement begins.

The project was initiated in late 1993 at the European Organization for Nuclear Research in Switzerland by physics Nobel laureate Carlo Rubbia, Director General At the time, and I joined early 1994. We selected lead cooling as the best technology to obtain intrinsic safety using nuclear technology, and we had the first contacts with the Russian scientists that deployed these technologies in 1995.

Luciano Cinotti and I both took part in a wide international European cooperation that was based on this know-how. In 1998, the Italian government funded a program to design a rector using these technologies, and the design was led by Luciano. Luciano is today our Chief Scientific Officer, and he has authored most of the global patents in this field. We have been working on this technology for more than thirty years together.

Meanwhile, France and Belgium were manufacturing MOX at commercial scale for both light water and fast neutron reactors. We believe this, meaningfully de-risks our commercialization path. This is a proven physics, and we are taking two technologies with decades of operating precedent, and building the industrial capacity to deploy them at commercial scale. Next, please.

Let me now explain why we chose to deploy these two technologies together, because the combination is essential. Our lead-cooled-fast reactor is a Generation IV advanced modular reactor cooled by liquid lead and powered by MOX fuel. Lead gives us four things.

First, inherent and passive safety. Lead is operating at ambient pressure and is chemically inert, so unlike sodium, there is no reaction with air or water, and the risk profile of any potential incident is fundamentally reduced.

Second, design simplification, which lowers structural cost, because we do not need to engineer around the failure modes that other coolants create.

Third, high operating temperature, which opens up industrial applications beyond electricity, heat for chemicals, steel, cement.

And fourth, twenty-six patent families covering decades of research on lead reactors. On the development status, I want to be precise: Our primary systems have been validated through a non-nuclear test loop.

That is where we are today, and the next slide will show you what comes after. Now, the fuel. MOX is a reactor fuel composed of depleted uranium oxide and the plutonium oxide that is extracted from the spent nuclear waste.

The image on the slide is one of my favourites, that coin-sized pellet contains roughly a lifetime of clean energy for one person: 35 grams (1.2 ounces) To power the entire life of an individual – every time you drive, you switch on the light, you use your computer, etc. So, MOX gives us four advantages of its own. It maximizes the energy extracted from spent fuel, because the overwhelming majority of the available energy is still there.

It is supply security driven and lowers fuel cost, because our feedstock is material that today is treated as a liability rather than an asset. It enables multi-recycling, which pairs seamlessly with fast reactors. And it is ready for commercialization. MOX has been manufactured and used in commercial reactors for decades. We are scaling a known fuel, not inventing a new one.

And this is why the combination is important. A fast reactor running on MOX enables multi-recycling. Excellent. This strategy is called the closure of the fuel cycle ”: This diagram shows our thesis at a high level, we will go … Into each in greater in the presentations that follow.

On the left is the conventional fuel cycle, as most of the world operates it today: Mine uranium, convert and enrich it, fabricate fuel, run it through a reactor, and send the spent fuel to storage, and eventually toward disposal. It is a line, and at the end of the line is a problem this industry has carried for fifty years. Along with an enormous quantity of energy simply set aside. On the right is what we are building. Our MOX factory.

Takes plutonium and uranium out of that spent fuel. And from already stored material and fabricates MOX. That fuel goes into our lead-cooled fast reactors, and what comes out can be reprocessed again. It is a loop, not a line. The consequences matter: Less dependence on new uranium mining and enrichment, a direct answer on spent storage, and a fuel supply decoupled from markets that have proven volatile. Now, please.

How do we get from here to a commercial reactor? Our answer is that we build the hardware in increasing size, and we learn from each step. Let me take you through the four milestones on this table. OTHELLO is a two megawatt thermal non-nuclear facility at Brasimone in Italy. It was completed already in 2025, and it is operational today.

That is the facility in the photograph, and the lead melting you saw in the opening video. Precursor is the next step: ten megawatts thermal, also non-nuclear, also at Brasimone, with end of construction targeted this year. Precursor includes power generation, so it gives us an integrated demonstration of reactor operation across start-up, shut-down, normal and incidental conditions.

We have designed it, procured it, and built it using components made by our own subsidiaries. Everything Except the turbine and the core simulator. Then, the first of a kind LFR: 200 megawatts electric, in the United States, targeted for 2032, with basic design in progress. And in parallel, our MOX factory: forty tonnes of heavy metal per year, targeted for 2031, with detailed design in progress.

On the right, you see something we treat as a first-class engineering discipline, rather than an afterthought. Supply chain has been staffed from the beginning as a critical function for first-of-a-kind delivery. We have analysed technology and capacity gaps across twenty-three procurement categories, covering the full spectrum of services and equipment we need.

There is one thing I learnt with my previous company and looking into this sector for the last 30 years: Most first-of-a-kind projects in this industry fail on procurement and execution, not on physics. Next, please.

So, another aspect of which we are particularly proud is the reputation that we have built. Therefore, allow me to touch on the broad relationships we have built to advance our path to commercialization. These are just a few examples, and maybe were also mentioned by Cameron before. On the commercial side: our LFR deployment, joint venture with JAVYS and the Slovak Ministry of Economy. Our balance of plant engineering joint venture with NextChem.

Our MOX Fuel Manufacturing Partnership for U.S. deployment. As well as agreements with industrial leaders. An agreement with Danieli to explore integrating LFR technology into the steel industry. Industrial applications partners including Federbeton, Italian Confindustria and Saipem with whom we explore nuclear reactors on floating platform. And agreements with Fincantieri and RINA to explore deployment of LFR technology in shipping.

On the research side: a collaboration with the Japan Atomic Energy Agency to test key materials. A joint ownership of the Brasimone Research Center with ENEA. Research partnerships with RATEN and SCK CEN Through the EAGLES Consortium. A partnership with CEA in France for Gen-IV Nuclear Innovation. And a framework agreement with the European Commission's Joint Research Centre for LFR development.

The key point here is breadth. Governments, national laboratories and industrial companies across Europe, Japan, and the United States have all chosen to work with us. So, why newcleo? Let me now bring the argument together in six points.

First, strategic technology selection. LFRs powered by MOX. Build on seven decades of research to create a safe, efficient, waste-reducing system that supplies clean and secure baseload power. We chose technologies with history behind them, and re-industrializing those technologies.

Second, iterative hardware deployment. OTHELLO, then PRECURSOR, then the 200 megawatt LFR. Each step validates technical assumptions, refines cost projections, and reduces execution risk before we commit to large-scale deployment.

Third, a de-risked and vertically integrated business model. In-house fuel manufacturing, internal technology development, and the strategic acquisition of manufacturing and EPCM companies. We control our own supply chain.

Fourth, a clear path to commercialization. We have defined technical, commercial, and regulatory pathways, supported by successful regulatory engagement in France, established risk-sharing partnerships, and deployment-ready MOX technology.

Fifth, a track record of execution and delivery. On time, on budget construction at Brasimone and at the OTHELLO facility. We say what we will build, and then we build it.

And sixth, a proven team built to win. Our co-founders come out of CERN. Our management includes people who have taken a company from zero to a $3.9 billion exit. We have more than $800mm of invested capital and more than 900 nuclear professionals, with world-class engineers, physicists, materials scientists, and also commercialization experts.

Put simply: newcleo is a vertically integrated Gen IV technology and services business with regulatory leadership, strategic partnerships, and a clear path to commercial deployment.

So this capability to execute is clearly shown by our development since we announced the transaction in May. We announced our business combination with NHIC III on May 26th, and registration statement went effective with the SEC on August 7th. I was pleased with the thorough and efficient review from the SEC and receiving clearance in approximately two months from announcement of the transaction.

On May 25th, newcleo was selected by the U.S. Department of Energy alongside Oklo, for advanced negotiations under the Surplus Plutonium utilization program. The United States government is evaluating our capabilities to help address its own surplus plutonium. Then on June 16th we announced a partnership with SHINE Technologies to advance spent nuclear fuel recycling in the United States.

Both updates represent a significant advancement in fuel leadership. We invested in our strategic growth, expanding our U.S. leadership team with key strategic appointments, and on June 30th we agreed to purchase Bonifait Pesage, subject to customary conditions precedent, a player in the MOX supply chain, further strengthening our vertical integration and nuclear manufacturing capability.

Finally, we continued our effort on regulatory execution: On July 13th we submitted our regulatory engagement plan to the U.S. Nuclear Regulatory Commission, the NRC, for our lead-cooled fast Reactor. Three days later, on July 16th, we advanced MOX fuel licensing in France, entering a new phase of collaboration with the French authorities. Four workstreams. Eight announcements. Roughly seven weeks. This is the pace we intend to keep.

Also in the future. So let me close on the people that will now walk you through why our technology and strategy is differentiated, because in this industry, the technology is only as good as the team that can design, license, and build it. My co-founders and I have been working together for a long time.

Luciano Cinotti, our Chief Scientific Officer, has forty-plus years of experience, chaired the Gen-IV International Forum on Lead, and authored most of the global LFR patents. Elisabeth Rizzotti, our Chief Operating Officer and Deputy CEO, a physicist who spent thirty-plus years in consulting and Italian commercial banking. On governance, I am delighted that Jeffrey Lyash has agreed to join our board as Chairman and is here with us today.

Thank you, Jeff, again. Jeff has forty-plus years in this industry, chairs the Nuclear Energy Institute, and was previously President and CEO of the Tennessee Valley Authority, which is one of the largest nuclear operators in the United States, as well as leading Ontario power generation in Canada. He also serves as a director at Curtiss-Wright, Aecon and Dominion Energy.

Having someone of Jeff's standing chairing our board as we enter the U.S. market is a significant advantage. Jon Stranske is our Chief Financial Officer, sorry, bringing twenty-plus years of senior finance experience in private and public companies across technology, software, and healthcare, including at Certara and GeneDx. And behind the leadership, there is a deep bench across the full value chain.

Ruggero Corrias, our Chief Public Affairs Officer and Career Ambassador; Gabriel Floch. Okay.

Gabriel Floch, leading MOX Fuel; Zachary Johnson, running our LFR programme; Francisco Garcia Ferr, leading our world-class materials department; St phane Calpena as Chief Licensing and Regulatory Affairs;; Travis Chapman, who spent twenty-four years in the industry, including at the NRC, directing our U.S. Regulatory Affairs; and Dustin Greenwood from NuScale as VP of U.S. Operations. We built this company from the beginning to go public.

I have done it before, and I understand what it requires, the discipline, the reporting, the accountability to shareholders. We are thrilled to start this new path for newcleo.

So, thank you all for your time this morning, and I look forward to sharing more detail in the sessions that follow. Now, please allow me to leave the floor to my colleagues.

Giulia De Benedetti

Second, the, the Caldwell… okay. Sorry, everything became black.

[Video Plays]

To date, 300,000 tons of spent nuclear fuel have been left behind worldwide. For decades, this meant radioactive waste for hundreds of thousands of years.

Today, with fast neutron reactors and MOX fuel contributing to a closed fuel cycle, this material can be transformed into an asset competitive energy source. Some members of newcleo's team have been working on these technologies since over 30 years now. newcleo aims to close the fuel cycle with its lead-cooled reactors and advanced MOX fuel manufacturing. Turning yesterday's waste into tomorrow's fuel.

The goal?

A more efficient energy utilization. Unlocking the energy potential of that waste left behind for decades, creating value from existing inventory, and major sovereignty and security of supply. De-risking uranium mining from geopolitical uncertainties, while insulating from market volatility. newcleo does not just contribute to the growth of fourth-generation nuclear reactors, it will also design and build the fuel that powers it.

Our fuel approach is not limited to a concept. A research and qualification facility is already operational in France. Regulators in Europe and the US are already engaged. Our roadmap takes us from today's qualification facility to a full-scale nuclear fuel factory. The technology is proven, the team is in place.

We are working to serve the growing needs of this nuclear renaissance for a clean, competitive, reliable energy for the benefit of our world.

Ruggero Corrias – Chief Public Affairs Officer, newcleo

Good morning, everyone. My name is Ruggero Corrias, I'm a career ambassador, now Chief Public Affairs Officer at newcleo, and would like to focus on the Russia-Ukraine war and the Iran conflict have distorted the global energy markets, underlined by President von der Leyen’s statement that the EU’s fossil fuel import bill rose by over EUR 22 billion in just 44 days after the Iran conflict began.

This is compounded by rising electricity demand: global data-centre consumption is set to triple by 2035, from 460 to over 1, 300 TWh. In this context, nuclear energy (decarbonised, dispatchable, and producible locally) is emerging as a strategic lever for energy independence, but it can succeed only if paired with a secure, independent fuel cycle.

This is a geopolitical fact: roughly three-quarters of the world uranium mine production comes from four countries, Kazakhstan, Canada and Namibia, and Uzbekistan, while enrichment is even more concentrated: Russia’s Rosatom holds ~ 46% of global enrichment capacity, and 20% of conversion services.

Without a real fuel-cycle strategy (including its progressive closure via spent nuclear fuel (SNF) energy recovery) countries risk trading one dependency for another.

Moreover, by nationalising Orano's SOMA R mine and exporting its uranium in defiance of a 2025 ICSID provisional measures order, Niger (which before the 2023 coup supplied around a quarter of EU uranium imports) showed that who gets uranium is decided by politics, not by contracts or geology.

China’s growing role reinforces this: its nuclear capacity is up 76% (24 GW) since 2016, in only 10 years, targeting 110 GW by 2030, with more than 37 reactors under construction. Uranium prices have already risen 18% year-on-year, and China’s share of global uranium consumption is projected to reach 41% by 2050, above the US (19%) and EU (17%).

In this drives The global case for recycling spent nuclear fuel and producing MOX, on cost and fuel-cycle-independence grounds. MOX costs roughly EUR 5, 000 / kg (~ USD 5, 750 / kg), driven mainly driven by industrial processing rather than volatile commodity and enrichment markets.

In the US only it could count on 94 K tons of SNF as a potential feedstock a growing number of nuclear countries are already pursuing, or moving towards, SNF reprocessing and MOX production, each on its own path towards fuel cycle independence: • France: In March 2026, in light of the challenges associated with the supply of natural uranium.

And with the objective of ending the need for natural uranium imports by around 2100, the Nuclear Policy Council chaired by President Macron. Confirmed a new programme to close the fuel cycle.

The programme begins with a study phase for fuel facilities and a high-power fast neutron reactor by around 2030-an approach that is also in line with The EU Roadmap towards Ending Russian Energy Imports presented by Commissioner J rgensen, which phases out imports of uranium and enriched uranium and requires supply diversification and transparency.

France can build on national experience and lessons learned from the fast-spectrum reactors Phenix and Superphenix and an established MOX fuel expertise for both PWRs and fast-spectrum reactors (ATPu, Cadarache).

India: the Shanti Act opens the nuclear sector to private investment, targeting 100 GW by 2047; Fast reactors are central, shown by the April criticality of the 500 MWe prototype fast-breeder reactor (MOX-fuel-powered, sodium-cooled), with MOX production under exclusive government control. • Japan: the February 2025 revised strategic energy plan dropped the pledge to minimise nuclear reliance.

Japan Nuclear Fuel Limited submitted to the Nuclear Authority a plan to restart reprocessing activities at the Rokkasho plant from the second half of 2027. The final reprocessing capacity will be 400 MT of fuel a year (3.2 MT of plutonium) In 2030.

Moreover, the Japanese Nuclear Authority gave the green light for the MOX production plant to be built next to the RRP plant), so between the end of 2023 and the beginning of 2024 Works resumed to build the different stages (total of 5). The goal to produce the first fuel in 2030.

United States: The US holds over 94, 000 tonnes of spent nuclear fuel across 79 sites in more than 30 states, growing 2, 000 tonnes / year, more than Yucca Mountain Repository was designed for. In the last years, bipartisan policy has shifted towards treating spent nuclear fuel as a resource.

Rather than a liability: the Advancing Research in Nuclear Fuel Recycling Act of 2024 (S. 5157) and Russian uranium import ban, Biden), under Biden administration. Followed by one of the four executive orders signed by President Trump, Executive Order 14302, Trump), made it US policy to maximize spent nuclear fuel recycling alongside a target of 400 GW of nuclear capacity by 2050-reversing the 1970s Carter-era reprocessing ban.

Implementation has moved quickly over the past year. DOE has offered ~ 20 tonnes of surplus plutonium to private firms, choosing Exodys, Flibe, Oklo / newcleo, SHINE and Standard Nuclear in May 2026 for advanced negotiations. It also funded $19 M to 5 recycling R&D projects (Feb 2026) and issued two RFAs for reprocessing / fabrication plants (April 2026.

In the context for these RFAs, DOE would supply sites and fuel, while industry would bear the capital risk. In 2018, the fuel. Demand reinforces this: US data-centre use is set to grow from 183 to 426 TWh by 2030, while Russia controls 44% of enrichment (supplying 35% of the US uranium before the import ban).

Russia – Russia is advancing on both fast reactors and MOX / reprocessing. Rosatom is progressing on BREST-OD-300, a lead-cooled fast reactor fuelled by MOX, part of an integrated site combining the reactor, a reprocessing plant and MOX fabrication.

It already produces MOX fuel at the Mining and Chemical Combine in Zheleznogorsk (Krasnoyarsk Krai) and is in the site-selection and feasibility phase for a new large-scale reprocessing plant, the first module planned at 400 tonnes of fuel per year, doubling current reprocessing capacity.

Italy – Italy, currently moving towards the approval of the law that will delegate the Government to establish a regulatory framework for the country's return to nuclear energy, for energy independence, have been triggering a future fuel cycle, including through SNF reprocessing. • China – China built a small experimental MOX plant in 2008, gaining experience at 500 kg / year.

In 2010, Tractabel (GDF Suez), Belgonucleaire and SCK-CEN signed an agreement with CNNC to build a pilot MOX fabrication plant in China. CNNC's Gansu Nuclear Technology Industrial Park is now building a 20 t / year demonstration MOX plant, alongside the initial 200 t / year demonstration reprocessing plant under construction, designed to support the fuel needs of the sodium-cooled CFR-600 fast reactors currently being built. Thank you very much.

Gabriel Floch – MOX Fuel Director, newcleo

Hello, everyone, and thank you for your time today. I am Gabriel Floch, the head of the Fuel Cycle at newcleo and Program Director for the MOX plant. I would like to explain to you why MOX fuel manufacturing is an important part of newcleo’s program, and why the integration between reactor development and fuel cycle capability may improve the robustness of the overall business model. For fast reactors, the fuel path is very important.

It is one of the elements that will determine whether the program can be licensed and deployed in a proper way, especially if it involves the closure of the fuel cycle. But before we start, let me introduce you to MOX: What is MOX? MOX fuel stands for mixed oxide. In practical terms, it is a nuclear fuel made by mixing plutonium oxide with depleted uranium oxide, in ceramic pellet form.

It is different from conventional enriched uranium oxide fuel, it is based on fissile material recovered from used fuel. Before going into the details, let’s take a step back and look at the bigger picture. Closure of the fuel cycle. The strategy of the program is not only to build a reactor. It is also to contribute to the closure of the fuel cycle, linking spent fuel recycling, MOX Fuel Manufacturing, and fast neutron reactor deployment.

In practical terms, that means that trying to convert existing fissile material located inside the used fuel into usable energy while reducing mined uranium over time. That is the long-term industrial logic behind the MOX strategy. It is the vision of newcleo And it is widely spread across the globe. Said differently, it creates a path between the so-called waste, the fuel, and the reactors. But why the market need is fairly clear.

Fast reactors require a credible fuel strategy from the beginning. If that strategy is not developed early, the rest of the program becomes more difficult from both an engineering and delivery point of view.

So, the development of a fuel route that can support the chosen reactor over time is crucial, and it contributes to the closure of the fuel cycle. It is even better and smarter, as it brings the independence from fresh mining and its potential volatility. But why MOX matters? MOX fuel is central to that route. It links fissile material recovery with reactor fueling, and it can support a closed fuel cycle approach.

I would not describe MOX as the only answer to the advanced fuel technology, but I would say it is a smart way because it connects the used (or spent) fuel to the new (or fresh) fuel that will be loaded in the reactors. Additionally, MOX is a proven technology. For LWR (gen III light water Reactors), but more importantly, for fast neutron Reactors such as the Phenix and Superphenix sodium reactors.

What the customer / utility needs when they think about fuel. Utilities, governments, or industrial partners are very much interested in the assurance that the fuel will be there as long as it will be needed, such as gas for cars. They want to know whether the fuel can be manufactured, licensed, transported, and supplied over the full life of the plant. That is why fuel capability matters to decision makers.

MOX is a proven solution, based on decades of industry efficiency and supply chain ready to deliver. So, from a project perspective, the fuel strategy is not just a technical detail, it affects the overall risk management, we believe at newcleo the MOX is a way to reduce the risks. newcleo is developing the reactor program and the fuel manufacturing in parallel. There are advantages to this vertical integration. It can improve supply security.

It can reduce dependence on third-party fuel suppliers. It can also lower interface risk between the reactor design and the fuel design, because both are being developed within the same big program. It does not remove all risks, but it can reduce some of the friction that often exists when fuel and reactor are developed separately.

The team credibility is key, and I would like to say a few words about the team, because in a program like this, the people matter as much as the design. The references on these two slides show experience across fuel fabrication, conversion, deconversion, enrichment, waste management, dismantling, decommissioning, and plutonium transport.

This large span of skills and experience is relevant because a MOX program requires a complete fuel cycle set of perspectives. It is not only about chemical or mechanical engineering.

It is about understanding how the value is created and maintained from the so-called waste to pure plutonium oxide and non proliferation the international spread of that experience across France, the UK, Japan, the US, and other European countries is also useful, because This kind of program. Inevitably involves cross-border coordination, and different regulatory cultures.

One point I think is worth highlighting is how quickly the MOX organization was built, and the results were achieved. The team was created in 2022. Since then, it moved from conceptual design to basic design, then into a design-to-cost loop to keep the concept aligned with capex expectations. Detailed design work also started for Some very specific systems that could afford a fast-track progress was able to be made.

The deployment of this design to the US started as newcleo was selected by the DOE to manage the surplus of plutonium together with Oklo. These sequences and results suggest a structured engineering approach. The organization has been built, and it matured at the same time as the design work was progressing. As far as regulators are concerned, based on this robust engineering base, newcleo started to engage with them.

By end of 2024, the Safety Option File had been submitted to French Safety Authority, ASNR. That was an important milestone for a team that had been only recently formed. ASNR now issued an opinion stating that the safety provisions proposed for the MOX Fuel Facility are satisfactory at this stage. In the US, we submitted early August 2026 the MOX Plant Regulatory Engagement Plan to the NRC, which begins the pre-application interaction.

Such important milestones do not mean the project is finished, to the contrary. It does mean that we have a valuable team of engineers and managers, and that the work has reached a stage where the regulatory path is becoming more concrete. Still, it is worth to be noted, and a great pride for all of us to recognize that we are on the good path moving forward.

Now the activities are also moving in a more practical sense. As DOE discussions started with regards to an area where we could possibly build our MOX plant at Savannah River site.

The proposed newcleo fuel facility is designed around a secure access-controlled process line building, and directly connected to operational support buildings, with the main structure requiring approximately 95,000 m³ of reinforced concrete and a construction footprint exceeding its eventual operating area.

Initially configured to manufacture MOX fuel for fast neutron reactors, such as LFRs fuel, the facility is intended to offer scalable capacity expansion as market demand develops. Of course, this remains a complex program. There are still risks around finance, licensing, plutonium logistics, public acceptance, and schedule.

We are working on all these fronts and are discussing with the supply chain stakeholders to share these risks as we make progress.

The important point is that the integrated model gives the company more options to manage those risks in a coordinated way, rather than dealing with reactor and fuel development as separate programs. newcleo’s MOX plant is designed as a flexible, modular fuel fabrication platform, not just for LFR fleet, but potentially for broader advanced fuel demand.

By adapting the design, leveraging MOX know-how and adapted licensing pathways, it could also manufacture HALEU and MOX for LWR applications, creating optionality beyond one reactor family. That means a stronger industrial base, better asset utilization, and clearer route to scaling a domestic fuel cycle capability.

If I leave you with one message, it is this: • MOX fuel is an important part of newcleo’s strategy because it connects reactor development with fuel cycle capability. At another level, and in long term, it also complies with the closure of the fuel cycle. The regulatory milestones achieved so far suggest that the company has made meaningful progress.

The team’s background and the rapid installation of the organization give newcleo the agility and the capacity to achieve great goals. Thank you. And I will now hand the presentation to my colleagues.

[Video Plays]

Innovation can begin with a new reactor technology, but becomes scalable when coupled with development expertise, industrialization, and commercialization that make deployment possible. At newcleo, development and qualification, D and Q. Is at the heart of our mission to deliver the next generation of nuclear energy.

Through our lead-cooled fast reactor program, based at the ENEA Brasimone Research Center in Italy, and supported by a growing network of strategic international partnerships, we have combined scientific excellence with industrial know-how, strengthened by the expertise of our subsidiary companies. SRS, Fucina Italia. Rütschi, creating a unique ecosystem for innovation.

As the world's largest center for lead cooling technology development and qualification, Brasimone supports technology qualification of components built by newcleo's subsidiaries, licensing, and validation of operational and emergency conditions for industrial processes. At the heart of newcleo's D&Q ecosystem are our materials test labs, which are supported by substantial investment in specialized infrastructure, equipment, expertise, and the capabilities driving advanced materials development and characterization. Here, our experts investigate the performance of materials from the atomic to the macro scale, under real operating conditions, using state-of-the-art microscopy, metallurgy, and chemistry capabilities.

These programs generate the critical data needed to support newcleo's qualification program. Which, we believe, allows us to fully unlock the potential of lead technology, enabling higher operating temperatures for industrial applications, while reducing dependency on external labs, thus increasing speed of delivery. These facilities are more than laboratories.

They represent the capabilities, expertise, and infrastructure that are turning newcleo's vision into the next generation of nuclear energy.

Stefano Buono

Zach, I think you're muted.

Giulia De Benedetti

Perhaps while Zach is solving the audio problem, Francisco, would you like to start and cover the initial part, please?

Francisco García Ferrè – Materials & Chemistry Director, newcleo

With pleasure, can you hear me well?

Giulia De Benedetti

Yes, we can. Thank you.

Francisco García Ferrè

Fantastic. So, I'll be glad to cover Zach for a moment until he's back, and I'll, yes.

Zachary Johnson – Lead-Cooled Fast Reactor Program Director, newcleo

Are we able to…

Giulia De Benedetti

Oh, Zach was back. Perfect.

Zachary Johnson

newcleo’s reactor technology is centered around lead. Lead has some unique properties that make it attractive and effective as a coolant for fast reactors.

First, it has a high boiling temperature above 1700 ° C). Second, it has excellent thermal and neutronic properties • And arguably most important, lead does not react with air and water. And this makes LFR a very safe reactor. These features unlock the possibility for the reactor to operate at ambient pressure (without the risk of boiling); • At high temperature (meaning high efficiency) And to use nuclear waste through the fast spectrum.

By contrast, lead has some properties that do need to be managed, especially related to its density, its opacity (the ability to see through the material, and its corrosive properties.

If not managed, the high density can cause seismic issues, and the opacity makes it hard to handle fuel assemblies, and corrosive properties can limit plant efficiency and lifetime. newcleo's reactor design addresses the unfavorable properties of lead, both by design, and D & Q. newcleo focuses on design simplification, which is unlocked by using lead as the reactor coolant.

The first thing to consider is that since lead does not react with air and water, intermediate heat exchange loops can be eliminated. This allows the reactor to be very compact. The compactness yields a shape that is pretty much square, where the diameter and the height are similar. And this makes the design very resistant to earthquakes, addressing the high density of lead.

The opacity is solved by having the fuel assembly heads protrude above the surface of the lead, so we are able to see what is being handled. The corrosiveness of lead is addressed via dedicated D & Q activities. All the other elements in newcleo’s design converge in the pursuit of simplicity, compactness, and economic competitiveness.

For example, the innovative steam generator design is very compact, because it consists of a stack of flat spiral tubes, where the pump is integrated into the spirals co-axially, enabling significant amounts of heat to be transferred in a very small volume. The innovations of newcleo’s design that address the disadvantages of lead as a coolant are patented, with a total count of 26 families for LFR technology.

The innovation areas include the pumps, the steam generators, and core components, such as fuel assemblies. And control and shut down rods, as well as others. Our product is called the LFR AS 200,

where LFR stands for lead-Cooled Fast Reactor, AS stands for amphora-shaped, and 200 refers to the 200MW e output.

It’s an integrated pool-type reactor, where the fuel assemblies, the pumps, the steam generators, the decay heat removal systems, the inner vessel, and the fuel assemblies are all integrated within the reactor vessel. Imagine a bath-tub of liquid lead, where all the components are within. The Electrical power is 200 MW, and the thermal power is 480 thermal megawatt, corresponding to an efficiency of 42%. The lifetime is expected at 60 years.

In our design, fresh lead enters the core at 420 ° C from the bottom, exits the core and then enters the steam generator through the pump at 530 ° C. It exits the steam generator radially, and then flows back into the core. Importantly in this, the reactor vessel only sees Lead at 420 ° C. LFRs benefit From favorable properties of lead that allow them to use spent fuel as nuclear fuel.

The complexity of intermediate heat exchangers and additional pipework can be avoided because lead does not react with air and water. Moreover, since lead boils at very high temperature, the lead coolant temperature can be higher while still maintaining it as a liquid, so it is possible to achieve high system efficiency. And to use LFRs for industrial heat applications.

Thanks to our patented design innovations, newcleo’s reactor is 3-4 times smaller than conventional reactors.

LFRs are also very … safe because of lead’s properties, they operate at ambient pressure, which means there is no need for thick forgings, and this simplifies the manufacturing, Lead boiling risk is practically eliminated because the boiling temperature is very, very high, which means there will always be coolant in the vessel to cool the core for all scenarios, Lead does not react energetical in the event of vessel failure, and the reactor can switch off naturally with no damage in accident scenarios.

I will now hand over to Francisco, who will discuss our D & Q program, and how newcleo has addressed the challenges of lead corrosion management and related topics.

Francisco García Ferrè

Thanks, Zach, and thanks, everyone, for being here. I'm Francisco Garcia Ferr, I'm Director of Materials and Chemistry, and I'll gladly guide you through our qualification program.

So, one of the aspects associated with the use of lead is its corrosiveness, which has been researched for decades in the EU, Japan, China and the US, too. newcleo has invested substantially in this program since 2023. Not because it's a safety issue – it is not. It is because this is an ageing management concern, and addressing it properly will help us maximize performance, efficiency, and thus return on investment.

So we approach this topic by considering our components and their operating conditions. Some components are not in contact with lead, so little to no qualification effort is actually needed, and we can select standard steels, which are described in nuclear design codes, such as RCC-MRx or ASME. That’s the green color code here. Other components are in contact with the lead, and this requires some development and qualification activities.

So for critical components like vessels, we can manage corrosion very effectively via oxygen control. So thanks to the research done in EU over the past decades, which we acquired through ENEA and developed further, it is well established that oxygen favors the formation of steels thanks to protective oxide layers.

For other components operating at higher temperatures (for example, exceeding 550 ° C, such as fuel cladding), we rely on coatings and customized alloys. Tiny Al additions favor the formation of stable and protective and stable oxide layers that don’t corrode in lead at the high temperature range. Our strategy also foresees longer-term disruptive innovation via partnerships and public funding schemes.

That’s the red color code, which refers to the development of new materials capable of withstanding temperatures even exceeding 650 ° C. This is possible with lead, as it only boils above 1700 C. The bottom line is that we are de-Risking materials Performance through 5 streams – that is, dealing with steels and standards, coatings, custom alloys, risks where proven solutions already exist. Next slide, please.

So if we look at our reference configuration, you will see that this concept applied to the components of our product. The reactor roof, doesn't require any specific qualification because there is no contact with Pb. The reactor vessel operates at low temperature, thanks to our design, and only requires oxygen control to passivate the surfaces of 316 LN, that's a common nuclear-grade steel.

The inner vessel operates at higher temperatures and relies on 316 LN too, with an Al-rich layer applied via the same method used for PWR liners. The steam generator tubes face hot lead externally and boiling water internally, so Ni-based alloys are the choice with Al additions, such that we can handle stress crack corrosion internally and lead corrosion externally.

Now, last but not least, our fuel assemblies operate at high temperature and leverage coatings and custom alloys, like our proprietary AFA grades, as an incremental innovation. This is the same technology used by other players for accident-tolerant fuels in light water reactors, so it is a well-known Technique for the nuclear industry and regulators.

In the future, fuel cladding could also rely on high-temperature materials (such as ODS steels, although this will require further development and is not the main focus right now. That's the red color code there.

So, to work on materials, we have built a team of 50 specialists with best-in-class expertise. Our materials engineering team sits in France, and it delivers materials qualification needs, it derives materials qualification needs specific to the components designed by engineering. The chemistry, metallurgy, and characterization teams are based in Italy, and perform experimental work.

Since its inception, the team has delivered 2 new patent applications and 6 scientific publications, with twice as much in the pipeline for the next months. Our population includes young and experienced professionals, a few Ph.D.s, and Post-Docs, but also seasoned experts.

We are able to tap into the French nuclear industry for specific domain knowledge, and we complement this expertise with talent coming from the automotive, aerospace, and steel making industries in Italy, bringing different perspectives to our innovation pipeline.

Besides the team, we’ve built a dedicated, best-in-class materials labs in Brasimone for dealing with environmental testing in Pb, and in Turin to develop new materials and to perform characterizations, and we're very proud of that.

While the infrastructure is purpose-built to support our LFR delivery, it is also flexible to support other industries through external services, making our expertise available to train the next generation of talent, both from within and outside of our organization through open access schemes, and to support a pool of customers and innovation partners from different industries.

This infrastructure is comprehensive, it's really unique, and world-class. And with these means, that the investments have brought, and our focus on our product, we are all set to get to the bottom of problems and deliver at a fast pace.

Now, our broader qualification program provides direct support to our design and licensing efforts, specifically by developing our safety demonstration. And the program covers accidental scenarios testing, chemistry management, heat exchange, fuel handling, in-service inspection, seismic tests, among others. And for each topic, A facility exists, which is already being used Or is currently being designed.

The group facilities built so far constitutes a world-class infrastructure, which help us de-risk our technology in a phased manner, covering all the topics just shown in the previous slide.

So far we have invested over 78 mUSD in lead testing facilities in Brasimone. This is helping us demonstrate that the historical limitations associated with Pb as a nuclear reactor coolant have been overcome. If you look at the timelines in this slide, you’ll note that we have been really fast building this infrastructure. This has been possible thanks to our vertically integrated capabilities.

As the facilities are designed shoulder to shoulder by newcleo and SRS, and they are manufactured in Fucina and are delivered on-site by SRS.

Now, SRS and Fucina build over decades of engineering and building-led testing facilities such as these in Europe (Italy, UK, Romania) and even China. 2026 … is an important year for newcleo, as we start gaining experience with OTHELLO, our 2MW loop facility for qualifying fuel assemblies, steam generators, and pumps, and as we complete the installation of precursor, our first electrically heated) lead fast reactor.

Precursor is not a facility: It is a complex 10 MW power plant. It comprises the primary system, the balance of plant and an electrical substation.

So it produces electricity, and it allows us to gain experience with the start and stop sequences of the system and its transients, building valuable operational experience before operating our FOAK in the future. PRECURSOR showcases the maturity of the technology, which is ready for commercial deployment. Here we can see a very practical, example of how our group companies are supporting delivery.

So again, by working shoulder to shoulder within the group and externally with our supply chain, newcleo, SRS and Fucina have designed and manufactured the main components of precursor. The pictures. These show the main vessel and the turbine installed in Brasimone, together with the turbine.

And the inner vessel just arrived in Brasimone), a steam generator, the electrically heated reactor core, and the dip cooler components, which are all in the making and will be integrated into PRECURSOR’s main vessel.

Now, our in-house qualification program is complemented by strategic international partnerships. The Italian National Lab, ENEA, has granted us access to foundational lead technology and to its installations in Brasimone’s Research Center, which we are co-owning, as Stefano explained.

The partnership with CEA covers heritage knowledge on GIV technology and transferable return of experience coming from the French fast Reactor program on liquid metals. But a key highlight here, and a singular feature of our program, is our partnership with JAEA, Through which we will perform fast neutron irradiations in Joyo, a sodium fast reactor. On structural and core materials.

This really is a unique opportunity because Joyo is essentially the only fast reactor accessible in the Western world, and access to, space in reactors such as this one is notoriously hard to get. Last, last but not least, we have a strong engagement with R&D institutions, both in EU and the USA. Partnerships support our disruptive innovation effort and include national labs, universities, and research institutions.

Some of the innovation activities include new methodologies to accelerate qualification paths, a surrogate for example the use of ions instead of neutrons to Accelerate feedback loops when it comes to radiation damage testing. To wrap-up on qualification, our program builds upon the know-how coming from decades of EU research & development, and it also relies on strategic partnerships.

Since 2023, we have been investing in infrastructure, which we are already using. Current priorities revolve around finalizing the needed infrastructure for separate and integral effect testing in Brasimone, heat transfer, corrosion, and service inspection. Coming up next are safety demonstrations, system integration tests, component qualification and fuel testing & irradiations.

All of this is part of a D & Q phase that precedes the delivery of our FOAK, and an operational phase during which we will implement our surveillance and post-irradiation examination programs. Back to Zach.

Giulia De Benedetti

Francisco, I think we have a problem.

Francisco García Ferrè

in the classroom.

Giulia De Benedetti

Zach, please continue.

Zachary Johnson

Thanks Francisco. Alongside the current priorities revolve around finalizing the need … needed infrastructure for separate and integral effects testing in Brasimone. Heat transfer, corrosion, and in-service inspection. Coming up next are the safety demonstrations, system integration tests, component qualification, and fuel, testing, and irradiations.

All of this is part of a D & Q phase that precedes the delivery of our first of a kind, and an operational phase during which we will implement our surveillance and post … radiation examination backgrounds. Alongside the DNQ program are the LFR and MOX programs; All three programs interface and are being progressively delivered to deploy the commercial reactor and fuel production technology in the US and Europe.

I will now make a focus on the LFR program. The LFR program has several headline projects for the design and deployment of LFRs in the US and in Europe. We are leveraging the licensing Modernization Program, recent executive orders, and strategic partnerships to proceed at pace in the US. With the first-of-a-kind LFR project targeting first criticality and operations in 2032.

In addition to commercial operations, this project supports the D & Q program scope for integral effects testing. As well as future disruptive materials development. In Europe, I want to highlight the Slovakia project, which targets deploying up to 4 MOX-AS-200 nuclear reactors on the Bohunice NPP site in Slovakia. And importantly, seeks to utilize local LWR spent fuel for LFR MOX Production.

This project is being delivered through a joint venture partnership with JAVYS, the Slovakian state-owned enterprise nuclear company. Additionally, newcleo has a joint venture partnership with NextChem, a Maire subsidiary, for the delivery of thermal cycle and balance of plant infrastructure. newcleo has made several targeted acquisitions, joint venture agreements, and industrial partnerships for the development and delivery of LFR technology.

Many of the reactor plant components and systems will be delivered through this vertically integrated, partner-supported approach. This enables existing experience and industrial capacity to not only accelerate technology development and de-risk its delivery. One important highlight of our work is the development of the supply chain for 1515 Ti fuel cladding tubes.

This material has been utilized extensively in all fast reactor programs across the globe, including USA, France, and Japan.

We have been working on our own specifications, and we are now testing our own cladding tubes in our facilities. newcleo has a large and strong team of experienced specialists and professionals with expertise in a wide range of engineering, scientific, licensing, and technical domains, as well as delivery-focused domains such as supply chain, business support, and business development.

Our in-house capability covers the full scope of reactor technology and leverages the experience of people who have worked on past operational fast reactor programs, recent reactor projects, such as EPR, and more. This internal know-how, expertise, and delivery capability is supplemented by our strategically acquired subsidiary businesses, who deliver not only our LFR and MOX programs, but also to a wider range of customers.

This world-class team is the foundation of our delivery capability. I will now hand over to Stephane and Travis, who will discuss our licensing program.

Stéphane Calpena – Global Licensing Director, newcleo

Thank you, Zach. We’ll stay on this, on this slide, dealing with the regulatory prospect, thank you, for the duration of this section.

So, good morning to all. I’m Stephane Calpena, newcleo’s Global Licensing Director leading cross-market regulatory activities for our technologies. Following on from the information about our delivery plans, key component of our commercialization strategy is achieving the necessary regulatory approvals across European and US markets, and securing the necessary licenses and permits to deliver both MOX fuel facilities and LFR projects.

Our principal focus in the European market has been at home, in France, where we have an extensive series of engagements with our national regulator, so-called the ASNR.

We commenced a structured prelicensing program for both MOX and LFR technologies, with the submission and review of safety options files, or dossiers, that lay out the safety case, alignment with ASNR’s regulatory framework, and how we’ve adapted the design to achieve their acceptance.

We have received formal feedback on the MOX facility this past summer, and have started to receive our first series of questions from ASNR on the LFR reactor technology that we are responding to now.

All of this feedback is helpful in improving alignment between the regulator and our team on the safety approaches for our facilities, the knowledge among the regulators’ staff, and focusing our remaining work with maturing the safety aspects of our designs. We use this, engagement framework strategically with all the European markets we are exploring.

We’ve initiated prelicensing activities with the regulators in Slovakia, United Kingdom, Belgium, Sweden, and Lithuania. Everyone says the same thing: They will leverage the insights gained in France to make their own reviews. More efficient and timely.

So, somehow, the French licensing is the European licensing pathway. Let me pass you on to Travis to discuss the U.S. market. Thank you.

Travis Chapman – VP of U.S. Regulatory Affairs & Licensing, newcleo

Thank you, Stephane. As you’ve heard, the US market is a very attractive market for us, and we’ve seen significant efforts here since the 2010 to prepare a regulatory framework across federal agencies to enable expeditious deployment of advanced reactor and fuel technologies. From regulatory reforms, improvements in review practices, establishing firm timelines for regulatory reviews, we’re in some of the best conditions one could look for.

Since establishing the US subsidiary in late 2025, we initiated two dedicated prelicensing programs with the Nuclear Regulatory Commission, starting in March of this year, for both LFR and the MOX technologies.

Regulatory engagement plans were submitted in June and August, respectively, with a series of deliverables we’ll develop and submit for reviews to prepare the US regulator for future activities and receive their feedback on how we adapt the European design efforts to address US requirements where needed.

We are also preparing for the possibility of entering other regulatory frameworks, or pathways here in the U.S, including the Department of Energy’s regulatory framework (Title 10 of the Code of Federal Regulations, Part 830) as part of some of their commercial accelerator programs, with a pathway of approvals that are briefly described on the upper right-hand box on this view graph.

Through 2026 and 2027 we’ll see a series of milestones for US activities related to our NRC prelicensing programs, if selected into the DOE authorization pathway with progressive activities that will follow in parallel with that, and other project milestones, such as siting and agreements.

To close out this section, let me reinforce a key element of our regulatory strategy: Engagement with Tier 1 regulators like ASNR in France and the NRC in the US, alongside the many agencies that support each nation’s regulatory framework, ensure we are developing an attractive technology that will be acceptable in many Western markets and gain the social license necessary to deploy as broadly as possible and remain economically competitive.

Licensing is often an early revenue source for projects, and our team of about 30 personnel represent the leading edge of advanced reactor and fuel licensing activities in our nations. Unless there are any questions, I’ll turn you over to Emanuele and Dustin for the next section.

Emanuele Fontani – Business Development Director, newcleo

Thank you, Travis, and good morning, everyone. Thank you for joining us today. My name is Emanuele Fontani, I'm the Director of Business Development. In this section, I will present newcleo’s commercial strategy. The main message is simple. newcleo is not developing a reactor in search of a market.

We are building an integrated nuclear energy platform designed to respond to real and growing industrial needs. These needs include a reliable low-carbon power, energy security, industrial decarbonisation, data centre growth, and the possibility to convert existing nuclear materials into long-term energy assets. In the next few minutes, I will focus on three points.

First, why the market opportunity for advanced nuclear is expanding. Second, why the combination of a lead-cooled fast Reactors and MOX fuel gives newcleo a different position in the market.

Third, our partnerships and the project pipeline support our commercial strategy. But let me start with the electricity demand. Global power demand is expected to grow very significantly by 2050. According to the International Energy Agency, power demand may approximately double, from around 26, 000 terawatt hours in 2023 to around 60, 000 terawatt hours by 2050.

This growth is driven by several structural trends: electric vehicles, electrification of heating and industrial processes, green hydrogen production, and data centres for AI and cloud technologies. This is important because the energy transition is not only about replacing fossil fuel generation. It is also about supplying a much larger electricity system.

And this new electricity system will need the clean power that is available all day, every day. This is where advanced nuclear can play an important role. Nuclear capacity is also expected to grow.

This slide shows that SMR and AMR technologies could become a meaningful part of the future installed nuclear capacity. By 2050, SMR and AMR technologies could represent around 25 to 30 percent of nuclear capacity.

The slide also shows that a significant part of this opportunity is expected to be in Europe and the United States. For newcleo, this is important. Advanced modular reactors are not only smaller reactors. They can serve different markets. They can support the grid.

They can serve data centres. They can provide energy to industrial off-takers. And they can be deployed in a more modular way than traditional large nuclear plants.

This creates a strong opportunity for a company with a differentiated technology and a clear fuel cycle strategy. I now lead the floor to Dustin Greenwood, who will present the technology … technological advantages of newcleo's technologies.

Dustin Greenwood – VP of U.S. Operations, newcleo

newcleo’s strategy is based on the combination of two advanced technologies. The first is the lead-cooled fast reactor, or LFR. The second is MOX fuel. The LFR offers several advantages. It is designed inherently safe, with passive safety features.

It operates at low pressure while reaching high temperatures. And it can directly support industrial applications, not just electricity production. MOX fuel also creates important advantages towards closing the fuel cycle. It can use plutonium and recovered nuclear materials from spent nuclear fuel. This supports fuel security and reduces dependence on uranium supply.

This transforms nuclear waste into a resource. Combining the LFR design and the MOX fuel technology strengthens the value proposition. This combination differentiates companies that focus only on reactor design or only on the fuel design. And it helps transform nuclear waste into a resource. The key point is the combination.

The reactor and the fuel work together. The LFR is designed to use MOX fuel. MOX fuel strengthens the value of the reactor. This gives newcleo a different position compared with companies that focus only on the reactor or only on fuel design. Next slide, please.

This slide summarises the combined value of MOX-fuelled LFRs. First is security of the fuel supply. By using recovered nuclear materials, newcleo can reduce dependence on uranium mining and external fuel supply chains. The second benefit is the ability to recycle. Spent nuclear fuel can be reused instead of being treated as only waste. Next is sustainability.

Nuclear energy is already one of the lowest carbon sources of electricity. When combined with fuel recycling, it can further reduce the environmental impacts of the fuel cycle. Nuclear power provides firm and reliable energy to the grid while complementing existing renewables. The LFR can provide reliable power source for customers who need continuous supply. This is important for industrial users, data centres and large energy consumers.

These industries need clean energy, but they also need reliability and price visibility. Today, we see five major opportunities in the market for LFR. The first is traditional power generation. Utilities around the world are looking for reliable, low-carbon electricity that can complement renewables and support grid stability. The second, and probably fastest growing opportunity, is data centres.

The growth of artificial intelligence is creating unprecedented demand for electricity. Many hyperscalers are already looking for long-term access to clean, reliable power, and are looking more to nuclear solutions. The third opportunity is industrial decarbonisation. Industries such as steel manufacturers, chemical plants, refineries, and cement companies need more than electricity.

They need process heat, process steam, and in many cases, hydrogen. This is where newcleo's high-temperature LFR technology provides an attractive solution. Looking to the future, we also see opportunities in maritime applications and offshore energy systems. These are longer-term markets, but they highlight the flexibility of our technology platform and its ability to address sectors that are difficult to decarbonise.

The key message is that newcleo is not targeting a single customer segment. We are developing a technology platform capable of serving utilities, hyperscalers, industrial companies, and public sector partners. This diversification creates multiple pathways to growth, Reduces dependence on any single market, and allows us to deploy the same core technology across different applications.

For investors, this means that our addressable market is significantly broader than conventional electricity generation alone. And we will see in the next slides, some of these opportunities, particularly data centres and industrial users, are already becoming an important part of our commercial discussions and project pipeline. First is the power market. There are two primary opportunities.

The first is grid-connected baseload power. newcleo can provide a 24 / 7, low-carbon generation. This supports grid reliability, energy security, and long-term power price visibility. Another opportunity is direct power to data centers. Data centers consume large amounts of continuous use power.

This creates grid constraints in many regions. For these customers, co-location with a nuclear power plant can be attractive. It can reduce pressure on the grid, reduce transmission constraints, and it supports long-term power purchase agreements. Power is becoming a strategic issue for data centers, and they are recognizing that growth becomes difficult without reliable power.

This creates a clear commercial opportunity for advanced nuclear technology. This slide gives and example of how an LFR can support AI infrastructure with behind-the-meter, off-grid power. Offering the ability to connect the reactor more directly to data centre power system. In a traditional model, electricity is generated, transformed, transmitted, and then converted again before reaching the racks.

The proposed architecture creates a more direct solution, including DC infrastructure. The goal is to reduce losses, simplify the system, and support a very large AI loads.

The slide also shows the possibility to use battery systems and hydrogen solutions for back-up and black-start support. For analysts, the technical details aren’t the focus, rather the understanding that data centers are changing the power market. They need speed, certainty, reliability, and they need clean energy at scale. Advanced Nuclear is part of the infrastructure solution for AI.

In addition to base load electricity, process heat is another major opportunity. Industries such as refineries, chemical plants, steel, glass, and cement producers, District heat providers and hydrogen producers all require a source of heat.

The slide shows that different industries require different temperatures to support their processes newcleo’s technology offers a progressive pathway to reaching high-temperature industrial applications.

The slide shows that a supply of up to 500 degrees Celsius in the first phase, increasing to 650 degrees Celsius in a second phase, and even higher temperatures in the longer term. The high boiling point of lead creates opportunities for extremely high temperature process heat, while maintaining a low reactor operating prpressure.

This creates an opportunity to use carbon-free option for their industry. In the future, an LFR plant could provide electricity, steam, heat, and hydrogen All from the same asset. newcleo can provide support not only to utilities, but industrial groups, hydrogen developers, and industrial clusters. In this slide shows how the concept can work in practice.

In this example, a site uses four LFR-AS-200 units, for a nominal output of 800 megawatts electric. Each unit can provide electricity and / or steam. This multi-unit configuration creates operational flexibility. One part of the output can go to an industrial customer while another load follows on the grid. Energy storage can optimize load demand changes and support maintenance periods.

The slide also shows potential outputs such as hydrogen, oxygen, methanol, and synthetic fuels. Key takeaways. The key takeaway is that newcleo supports integrated energy solutions with a broad set of energy or heating needs. A nuclear energy hub can serve multiple users and can create more diversified and bankable project structure. I’ll turn it back over to Emanuele to discuss newcleo’s partnership strategy. Emanuele?

Emanuele Fontani

newcleo’s commercial strategy is supported by partnerships. With Fincantieri, Saipem, and Rina, newcleo is exploring maritime and offshore nuclear applications. With Danieli, the focus is on using nuclear energy to support low-carbon steel production. With NEXTCHEM, the focus includes hydrogen, ammonia, and the balance of plant solutions. These partnerships are important because industrial decarbonisation is not only a nuclear question.

It requires sector knowledge. It requires engineering integration. It requires customer access. And it requires strong execution capability. newcleo provides the nuclear platform. The partners help translate this platform into specific industrial applications.

This reduces commercial risk, and supports market entry. Let me now turn to the commercial pipeline. The slide shows a pipeline of 9.2 gigawatts across United States and Europe. It includes six countries and twelve projects. The opportunities cover several applications, including electricity generation, data centres, industrial heat, steel, chemicals, and aluminium production.

There are three important messages here. First, the pipeline is geographically diversified. It is not only in United States. It is not only in Europe.

Second, the pipeline is diversified by customer type. It includes utilities, industrial customers, and data centre-related opportunities.

Third, the projects are progressing through a structured process. They move from diligence to negotiation, feasibility studies, partnerships, and potential project structures.

So, the 9.2 gigawatts number is not only a market figure. It shows that the same technology platform can address different markets and different customers. A very important part of our strategy is working with governments and the state-owned nuclear entities. In Slovakia, newcleo established a joint venture with JAVYS, the Slovak state-owned nuclear company. The objective is to deploy up to four LFR 200 reactors at the Bohunice nuclear site.

The slide also explains that Slovak regulator, UJD, is collaborating with the French regulator, ASNR, to support the regulatory pathway. The project is important, because the reactors are expected to use MOX fuel produced from Slovakia’s spent nuclear fuel. This demonstrates the closed fuel cycle model. Lithuania, newcleo signed an MOU for a pre-feasibility study with Ignalina Nuclear Power Plant, also known as ALTRA.

The objective is to evaluate the deployment of the closed fuel cycle model, including spent fuel reprocessing, reactor siting, local supply chain development, and industrial applications. The strategic point is clear. Many countries have spent fuel inventories.

Today, these are often seen as liabilities. newcleo’s model can convert them into long-term energy assets. This creates alignment with governments that care about energy security, waste reduction, and industrial development. Fuel partnerships are another key pillar.

The slide highlights the partnership with Oklo. In October 2025, newcleo announced a partnership with Oklo to build an advanced fuel manufacturing facility in the United States. The facility is expected to include two co-located manufacturing plants. newcleo would develop its MOX fuel manufacturing facility. Oklo would develop its metallic fuel facility.

This supports U.S. objectives around energy security, domestic manufacturing, and job creation. The slide also highlights the partnership with SHINE. SHINE’s recycling capabilities, combined with newcleo’s MOX fuel, and the fast reactor technologies, support an integrated approach to spent fuel valorisation. For newcleo, this is very important. MOX is not only the fuel for our own reactors.

It can also become a wider commercial platform. It may support third-party reactors and create additional future revenue streams. This makes the fuel cycle central to the business model.

Now, let me close with the U.S. strategy. The slide presents four stages. Stage one is the market entry. This has been completed. newcleo established its U.S. presence, created newcleo Americas, started the U.S. team, engaged stakeholders, assessed the market, and began interactions with NRC and DOE. Stage two is development. This is ongoing.

It includes site development, federal collaborations, licensing pathways, engineering, and project development. Stage three is revenue generation. The main revenue streams include IP licensing, engineering and technical services, MOX fuel supply agreements, and strategic partnerships with utilities and industrial customers. And finally, stage four is fleet deployment.

The objective is to operate a fully utilised U.S. MOX fuel manufacturing platform and deploy a growing fleet of reactors across several markets. The long-term ambition is not only a single project. It is a fully integrated U.S. nuclear platform. This platform combines fuel production, reactor deployment, commercial offtake and recurring revenues. To conclude, newcleo’s commercial strategy is diversified.

It is diversified by geography. It is diversified by customer type. It is diversified by application. And it is diversified by revenue stream. The market need is clear.

Electricity demand is growing. Data centres need reliable clean power. Industrial customers need decarbonisation solutions. Governments want energy security and better use of spent nuclear fuel. newcleo’s technology responds to these needs through the combination of LFR and MOX. This combination provides reliable low-carbon power, fuel-cycle circularity, supply security, industrial heat potential, and scalable deployment.

Our partnerships and the pipeline show that this is not only a technology story. It is a commercial platform. The message I would like to leave with you is this. newcleo is building more than a reactor company. We are building an integrated nuclear energy platform for the next phase of global power demand, industrial decarbonisation and energy security. Thank you. I will now hand it over to newcleo’s CFO, Jon Stranske.

Jon Stranske – CFO, newcleo

Thanks, Emanuele. I’d like to walk you through how this integrated nuclear energy platform is built from a financial perspective. Next slide, please.

So let me take you through where the group stands financially as of the close of FY 2025. The revenue we report today comes from a vertically integrated industrial base from subsidiaries we have acquired, primarily to support our flagship LFR and MOX programs. Revenue was $37.0 million.

That's down … 30% year-over-year, and I want to be explicit about why: It's a deliberate reallocation of our subsidiaries' capacity toward building our non-nuclear first-of-a-kind facilities, Othello and precursor, to our own internal qualification and development facilities in Italy. We chose to spend that capacity completing these facilities, rather than on third-party contracts. This strategy does three things for us.

It generates real revenue today. It keeps engineering and manufacturing know-how inside the group, rather than something we would otherwise have to buy. And it de-risks the lead-fast reactor and Mixed Oxide fuel programs, because the people qualifying components for Precursor and Othello are many of the same people who already design, build, and install this equipment commercially.

Other income was $21.9 million, almost entirely R&D tax credits and grants in France and Italy. Although there are some ups and downs, this is a structural feature of building nuclear in Europe, not a one-off, and it materially lowers the net cost of our development program. We closed the year with $124.2 million in cash and equivalents.

Cash was down $98.6 million over the year: $135.2 million out through operations, $54.5 million into investing, primarily that's the capex build, and $91.2 million source of cash from financing. The forward-looking number on this page is the last one: a 9.2 gigawatt commercial pipeline, or the equivalent of approximately 46 reactors, split roughly between data centers on the one side and industrial end users on the other, weighted toward Europe.

I'll come back to that in a few slides. And just one quick housekeeping note: We are making a convenience translation to dollars as footnoted on this slide. Before I go further into the numbers, I want to frame how this business is actually expected to monetize as we move into fleet-scale deployments. It's not a single revenue line, and it's deliberately capex-light.

There are four core revenue streams per reactor, all related to our strong IP foundation and supported by our M&A activity.

First, the reactor license: an upfront, pre-COD IP license fee for our proprietary lead-fast reactor design. One time. Second, services and equipment: pre-COD site development, engineering, specialized equipment sales, and operator training. Sales of critical components made by our vertically integrated supply chain is expected to be 60-70% of this. Also one time, but a much larger ticket.

Third, and this is where the model gets interesting, ongoing maintenance. Liquid lead-focused maintenance and replacement components across a sixty-year life. Recurring.

Fourth, the MOX fuel: The initial fuel load plus the ongoing refueling, again, across sixty years. Recurring. Alongside those revenue streams, there are two forms of ownership. We plan to take 20% to 100% of the equity in our very early LFR and MOX projects. That does three things: It de-risks the first deployments, it lets us prove the project economics.

With our own capital at stake, and it captures equity upside rather than handing it to someone else. And our manufacturing EPCM subsidiaries give us the technical depth, plus real pre-FOAK revenue today. As we scale the business, we expect to translate the reactor business to one of licensing and building for off-takers, with little to no long-term reactor ownership, helping us scale in a capex-lite form.

However, we very much like the economics on MOX fuel, and would expect to own a sizable share of the fuel economics in the long run. The point of this page: two one-time revenue streams that get us paid before a commercial operation, and two recurring revenue streams that get us paid for six decades after. In many cases, we acquired strategic assets rather than outsourcing our supply chain. Three acquisitions are critical. S.R.S.

Provides nuclear engineering, plant design, project management, safety analysis. Italia handles decommissioning and manufactures components for liquid lead systems. And R tschi is a leading supplier of nuclear-grade pumps to the broader industry. Over five thousand pumps installed across more than a hundred nuclear plants worldwide.

We have also announced another acquisition (Bonifait Pesage) that we expect to close by the end of the year, and that will reinforce our position in the fuel cycle segment of our business. These are not development stage assets. They're existing … they have existing third-party customers, and they generated 37 million of revenue in FY 2025.

At the same time, total contract value awarded across the subsidiaries stands at approximately $111 million at that time. And, on the technical side, this group has commissioned more than twenty-five liquid-lead facilities. As mentioned on the last slide, strategically this generates revenue today. It shortens our own LFR and MOX deployment timelines.

It reduces our dependence on external suppliers for components where there are very few qualified alternatives and expected nuclear supply chain bottlenecks. It gives us a platform to sell into third-party demand as the nuclear renaissance builds.

In future reactor deployments, these companies will help us deliver highly specialized reactor-specific components such as LFR pumps, steam generators, vessels, shutdown and control bars, decay heat removal systems, fuel handling systems, and related hardware, produced by our partners or us, for which there are limited qualified alternative suppliers besides newcleo.

Put it simply: we get to participate in the nuclear upcycle now, while we build for the 2030s. Now the demand picture and what it's worth. On the left: global nuclear capacity. The COP 28 ministerial Declaration committed to tripling nuclear energy. If that tripling happens, it implies roughly.

You wanna go on, Stefano? Okay. If that, if that tripling happens, it implies roughly 802 gigawatts of incremental deployment through 2050. Divided by our 200 megawatt reactor, and multiplied by lifetime revenue per unit, that's a seven-to-thirteen-trillion addressable opportunity. I offer that as a scale marker, not as a forecast, but in terms of scale, it equates to approximately 4, 010 reactors with the capacity of our LRF-200.

On the right is what we can point to: 9.2 gigawatts of pipeline, active discussions with potential customers. And our pipeline definition includes projects in the diligence & negotiation stages, representing those at a more advanced stage of commercial engagement, supported by feasibility studies or advanced assessment, including technical layout, regulatory analyses and industry application.

As you can see, by end user, it's balanced between hyperscalers and data centers on the one side, and industrial, electricity, and heat. The other. Data center demand is being driven by unprecedented load growth from AI electrification, and those buyers show high growth and a strong willingness to pay for clean power. The industrial side wants clean, reliable baseload for energy transition.

In many cases, they appreciate the 500 degree heat we supply as well for applications like steel, aluminum, cement, or chemical production. By geography, it's weighted toward Europe, a function of our historical presence and position as an established sovereign champion there, with the balance is in the United States, where, by the way, we expect an increasing concentration as we expand our US operation.

I want to be careful with my language here: These are discussions subject to negotiation and definitive documentation. They are not contracted backlog. But, an established near-term pipeline of this size at this stage is what positions us to capture a meaningful share of the growth on the left-hand side of this page. let me close by putting all of that into a single reactor's economics.

Everything on this page is per 200 megawatt electric LFR laid out across the deployment timeline from six years before the commercial operation to sixty years after. These figures are purely illustrative of what a reactor may earn us as we mature our fleet scale in future deployments.

Starting at T-minus-six: the IP license, roughly $60 M to $170 M, or 5-10% of the capex, at essentially a 100% contribution margin because the intellectual property is already built. From T-minus-four through commercial operation: services, and equipment. $250 M to $370 M dollars, at … or at approximately 15% to 40% contribution margin. Note that both of those streams land before the reactor produces a single electron.

Then, post-COD, across the sixty-year life. Reactor maintenance and replacement components: $195 M to $595 M, At 20% to 40% margin. And MOX Fuel: $1.1 to $2.1 billion at 40% to 65% margin, the largest stream in the model, accounting for roughly two-thirds of lifetime economics. The fuel is interesting because the costs are relatively constant and knowable today, given the advanced stage of our licensing and design.

Assuming no cost for the recycled spent fuel, we believe our internal costs will be in the range of 3-5 M / ton, allowing for a highly competitive advanced reactor fuel at a healthy margin. Using recycled spent fuel lets us sidestep industry constraints around mining and enrichment, giving our fleet both supply chain security and price stability.

Our MOX revenue assumptions are based on a healthy, unlevered IRR for our MOX plant, rather than on market rate. Because in today’s climate, we believe that MOX will be extremely cost-competitive with other advanced fuels and a differentiator for our platform. Add it up, and the expected lifetime revenue per LFR 200 deployment is 1.6 to 3.2 billion. There's two things I'd underline.

First, the mix: We expect the pre-COD streams to de-risk each deployment financially, generating 20-25% of lifetime economics before we produce our first electron, While the post-COD streams, three-quarters of the lifetime revenue, aim to be recurring and contracted across as much as sixty years.

Second, the margin profile improves over time as the MOX fuel becomes a larger share of topline. It is worth pointing out that on pre-COD equipment, we're talking about reactor-specific hardware, the components I detailed on a prior slide, where there are very few qualified alternative suppliers besides us. That constitutes around 60-70% of the pre-COD revenues, and draws on our experience making and selling nuclear components today.

That's the financial architecture. It’s a razor-and-razor blade strategy that will help us scale rapidly off a capex licensing model. Thank you. I will now I'll pass the call over for our last presentation of the day to Elisabeth Rizzotti, our co-founder and COO of newcleo.

Elisabeth Rizzotti – Co-Founder, Deputy CEO and COO, newcleo

Thank you, Jon. And thank you, all of you, for spending this morning with us. It is an honor to conclude today’s presentations and a genuine pleasure to summarize where we stand. In the next few minutes, I want to do three things: share why newcleo is built on such a strong foundation, show you how that foundation is already translating into concrete execution, and close with what it all ultimately means for our future.

First, let me show you how that translates into concrete milestones over the next 12 to 18 months. Here is the money line on this slide: Our transaction proceeds directly fund the next 12 to 18 months of milestones. We are not asking the market to finance a vision. We are asking to invest in a track record. We have a clear pipeline of deliverables, the capital structure to reach them, and a team that consistently executes on schedule.

Across technology-regulatory engagement-partnerships-and commercial development, what you see here is what strong delivery experience looks like in practice. We are progressing rapidly against a clearly defined milestones that underpin our roadmap. And reinforce confidence in our ability to deliver against our targets.

When Stefano Luciano and I founded newcleo, with a very clear conviction about where nuclear energy needed to go, we made a deliberate choice. We set out to build Europe's leading Gen IV lead-cooled fast reactor business. And this is exactly what we are doing.

So, what actually sets us apart? The scale, the depth of technology, and the breadth of geographic reach we have built. Closing today’s session together, I would like to make sure you can leave with four key aspects of newcleo’s stage and expected development. First , * technology maturity. Liquid lead coolant combined with MOX fuel is a combination built on decades of operational and commercial experience.

Not a whiteboard concept. We are industrializing hardware today. Second , * a de-risked path to First of a kind. Our roadmap provides near-term Measurable milestones well ahead of our first-of-a-kind reactor. We are not asking you to rely on long-term assumptions.

You can evaluate our execution, step by step, Milestone by milestone – beginning today. Third , * economics built to capture value. We have designed the business with vertical integration across MOX fuel sales and engineering services. We don't just build the reactor, we participate in the full value chain around it to accelerate our licensing through D and de-risk supply of strategic components that would ultimately delay FOAK delivery.

And fourth the scale of the opportunity. 9.2 gigawatts of diversified pipeline across Europe and the U.S. That is not a niche. And is not fully dependant on AI, given our long-lasting collaborations with industrial players in key industries that are looking to decarbonize their activities, while being competitive on the market.

Now, what underpins all four of those pillars? Our people. In-house expertise in every territory where we operate-Italy, France, Switzerland, Slovakia, UK, and the U.S. Embedded local teams. People who know the regulators, know the utilities, know the rules. And the sites. And a leadership team with a proven track record of delivering against exactly this kind of complex, long-cycle, high-stakes agenda.

Everything you have heard about today-our technology, our people, Our partnerships, our execution-Serves one purpose. Delivering newcleo's mission: develop the safest and most advanced nuclear reactor to close the fuel cycle-Providing a competitive solution to meeting the world's clean electricity needs, while reducing the world's nuclear waste liability. What you saw today is not a future ambition-It is an operational reality already in motion.

Backed by tangible assets, verifiable milestones, and relentless execution. The market opportunity is immense. Our roadmap is set. And this team is delivering on it – Every. Single. Day. That is our raison d'être.

It is why we started this company. It is what we show up for every day. It’s our DNA. Thank you for your time. We will now open the Q & A Instructions and Session

Giulia De Benedetti

Thank you, Elisabeth. As Elisabeth just told you, we will now open the Q & A session. A kind reminder for everyone, we will be taking questions only from sell-side analysts on the call. For analysts on the call, please press the raise hand button at the bottom of your screen to be added to the questions queue. If you are participating by phone, you may press star 9 to raise your hand.

So, our first question comes from George Gianarikas from Canaccord. Please, go ahead.

George Gianarikas - Canaccord

Hi everyone, thank you for the presentation. And for taking my question. So, maybe first to start around what your targets are for a dollar per megawatt hour over the long term. You talked a lot about, you know, internalizing some of your production and getting to non-corrosive components, but how does that translate into, you know, a cost advantage over the long term? Thank you.

Stefano Buono

I'm very sorry, the first question that you are asking is a question we don't want to answer. Don't be cold. I'm very sorry. You know, Comparing costs, we've been done a lot in the past, and it's very, very difficult, because there are so many parameters when you want to compare the most comparable you know, metrics that you have as Ceri, for example.

That, we decided, and everyone is using different parameters to search for these numbers, so our feeling is that what we have built is going to be competitive. I feel that the world nuclear industry will be competitive when the end-of-a-kind Will be deployed, for sure. Of course, the challenge is going to be on the first of a kind, I would say. The dollar cost of the electricity of the first of a kind.

Let me say that we have evolved our strategy. And the reason why we have… built so much in demonstration loops and hardware, etc, is because we want to go straight to a commercial-sized reactor as the first important investment.

So all of the strategy that you're seeing, so much effort. All of the pictures that we have seen are real. There are… we didn't take any picture from the web. All of… these are all pictures that, and the images that are taken in our facility.

So we did all that because we want to de-risk the going to the… First of a kind, but we want this first of a kind to be fully commercial.

George Gianarikas - Canaccord

Maybe I could just ask a follow-up on that, specifically around MOX fuel. And maybe a timeline or some sort of range as to when you expect the processing costs around MOX to actually become… where that will become cheaper than buying standard fuel, or is it all about energy security And, and fuel security. Thank you.

Stefano Buono

Yes, we have ranked a little bit in how we see the future for the fuel. And, of course, it's gonna be pretty difficult to be… Competitive, with the same tone, to, of a material to a really standard fuel, the low enrichment fuel. But, we have, noticed that, the cost that we project for MOX, and our projection, I think, can be pretty precise because of the advancement of the design. These are well below.

The projected cost is seen for, For, for HALEU. And other kinds of advanced fuel. So, I think that, today we position, you know, as potentially one of the cheapest, source of fuel for the… For the… for the Generation 4, so… and also for the part, you know, the big part of the SMR community. And it all depends. If we would be one day ranked first, all depends by the industry, and by the cost of uranium.

Of course, if we have a lot of uranium again, if you have a The governments are investing into all of the steps that are needed to have a fuel at the end, including the conversion, the conversion, etc. Then maybe the uranium would continue to be at a reasonable price. This is not the trend we are seeing. And I think that on the other side, the industry can move towards recycling.

Recycling is not that expensive when you think that fuel is a liability. Today, they spend fewer. And there is a cost associated to keep it like this, and potentially the cost is very comparable, or even higher than the one of recycling it. This is our opinion, so… So it's, you know, we have the potential to be in this, closing of the fuel cycle strategy that potentially can be in the close future. Very competitive. We see this happening.

We didn't see this happening just a few years ago, when we started with MOX, we were very motivated by the sustainability. Of closing the field cycle. Europe is obsessed about nuclear waste, where to put the spent fuel. Maybe you don't get the same feeling in U.S, because U.S. government is taking care. As this, escaping this liability.

In Europe, utilities have this liability, and… and therefore, there is much more, sense of urgency to solve the problem of nuclear waste. So.

So we were motivated by this. Now we see also a possible economical advantages in going forward. Maybe, Jon, you can add something, yes.

Jon Stranske

Yeah, sure, sure. So, and George, just to, I mean, you know, maybe give a little more color on the cost side as you're thinking it through.

So, I think, you know, Stefano did a great job explaining the MOX kind of differentiated, you know, and sustainable kind of cost projections there because of. You know, being much more known, you know, the input costs in terms of You know, sidestepping enrichment and mining of uranium.

But I think the other thing to just point out as you're thinking about the overall cost of our platform, on the reactor side is, as we pointed out, there's some significant design simplification inherent in liquid lead. And so, that means there are, you know, certain systems that essentially are not required to be engineered into our platform because of the passive safety features of the coolant we've chosen.

And I think, you know, that's a piece of the puzzle in terms of what's going to make us a very competitive solution. I think another piece is. Just generally, the larger a reactor is, you know, the more productive it is and the more efficient it is. And so, what we've tried to do in selecting our 200 megawatt reactor is essentially balance modularity and size.

And so, it's got, you know, some of the largest components that we could select to create the most power output, while still making sure that the components are easily transportable by road and rail. And we believe that that, you know, strikes this balance in terms of efficiency.

So, while we're not publishing a, you know, a forecast for LCOE or any similar metric, we've made some very deliberate engineering design choices that we think on both the reactor and on the fuel are going to give us a very cost-competitive approach.

George Gianarikas - Canaccord

Great, thank you so much.

Giulia De Benedetti

Thanks, George. Thanks, Stefano and Jon. We have our next question from Ryan Pfingst from B. Riley. Please go ahead.

Ryan Pfingst - B. Riley

Hey guys, thanks for taking my questions here. As you work with the NRC on your regulatory engagement plan for the MOX facility. I was curious what they've told you on potential review schedules, or maybe what some of the early feedback has been from the NRC broadly there.

Stefano Buono

Yes, the interaction with NRC has been surprisingly good, honestly. We are very happy. You know, I'm very concerned about the interaction with the safety authorities, because this is defining the timing of our deployment.

So, I participated to every single meeting. With the safety authorities in Europe and in U.S. So when we approached the US safety authorities, we got, the comfort that the authorities are really focused on respecting the 18-month timeline. That, we are, that the law is, is now, you know, requiring. And, in order to do this.

And to facilitate this, we have started a pre-engagement phase, but even in this pre-engagement phase, the NRC is very, very active. We are sending a lot of documents already, we are getting feedback, we have regular meetings. Up, you know, up to every two weeks.

So, I think the engagement is, is very, very high, and we are very confident that once we have the land, which is really the time zero of this, 18 months, according to the decision that we have taken on the licensing process that we have chosen. Oh, well, we will be respecting this time, I'm pretty confident. Maybe, Travis, I don't know if you want to add some color?

Travis Chapman

that, the same. I would affirm what we've said there. The pre-licensing activities are intended to reduce overall review schedule, because we introduce chapters in draft form.

They get a chance to see what our safety case is, our arguments, our codes and methods, things of that nature, and across the staff, both LFR and Mockside, they are committed to trying to hit the schedules that they have, they know what the review scopes are, and they've been demonstrating that they can do that or better.

So again, great conditions for us to be in right now.

Ryan Pfingst - B. Riley

I appreciate that, and then maybe sticking with the regulatory side, but turning to the reactors, you mentioned, first-of-a-kind demonstration opportunities in the U.S. Are you planning to pursue the DOE authorization pathway here, or is the focus more so on working with the NRC?

Stefano Buono

Definitely, we want to work with the NRC. We want our reactor to be commercial. I think that a new Part 53 is really facilitating this decision, very much. For example, should we have anything to qualify That would not allow us to enter into commercial phase at time zero. The current regulation allows for you to use a reactor in a research mode, I would say.

And then moving, the same machine into a commercial mode when your qualification finished. We don't plan to have qualification. We hope that we'd be able to deliver all of the qualification we needed.

So we, we really hope to, to start commercial operation, as soon as we can. But, we are, Of course, you never know, and the current legislation is also helping a lot. I see Stefan, maybe… You want to add something?

Stéphane Calpena

Yes, the CFR53 is great. It's going to facilitate the design, even to simplify the design. That's why we want to keep on the CFR53 regulation. And they are very proactive, as Stefano said. We've got meetings every two weeks for the MOCs, and every two weeks for the LFR, so every week.

And they even come to Paris at the end of the month to carry on working with us. They are very proactive. We are very impressed by the American administration.

Stefano Buono

Something that we have seen also very important, we want to invite them to see our facilities, because we are not only licensing a machine based on calculation, we are making and bringing the evidence from Our existing facilities, that actually the results are real, and the numbers can be proven.

So, this is very important, so we'll be also active in inviting them to visit our facilities, where these numbers will be produced, and I think they are also, Considering the opportunity to come.

Ryan Pfingst - B. Riley

Thank you, guys, I appreciate the time.

Giulia De Benedetti

Thanks, Ryan. Before we move to the next question… sorry, I lost my voice. For analysts on the call, I just wanted to remind you to raise your hand at the bottom of your screen to be added to the question queue, or to press star 9 if you're on the phone.

So, next question is from Esteban Albarracin from TD Cowen. Esteban, please go ahead.

Esteban Albarracin - TD Cowen

There you go, can you guys hear me? Hello? Yes, there we go. Thank you for… for taking my question here. So my question is on, the MOX fuel.

So, I believe, you know, there's MOX fuel for, you know, light water reactors, and, your design is going to be Since it's going to be a fast reactor, I would imagine that The specificities of… you know, what you need in terms of, you know, the fissile concentration in the MOX is going to be a lot higher, similar to how fast reactors need HALEU and light water reactors need LEU. Is that… is that correct?

And if it is, how much more… I guess, reprocessed feedstock would be needed for your reactor, and does that change any of the complexity for the fabrication process?

Stefano Buono

Yes, we need a higher concentration of plutonium inside the fuel. Actually, that has been the experience of France as well, because France is using today 10% of MOX fuel into the French fleet of EDF, But in the past, EDF had a past reactor fleet. Of sodium reactors, and, and so this, this MOX actually was born for these, reactors. The first, MOX fuel has been, manufactured before I was born, some 60 years ago.

And and and then it was used 37 years in the commercial operation of Super Fenix and Phenix reactors that were the sizable reactors of the… of this French fleet.

So, what we did… We leverage on the experience of this reactor. And we are taking exactly 100% the same PIN design, the same fuel design that was developed. For Super Phenix, we have to use a… More or less the same percentage of plutonium, whom there is a lot of experience. This is helping us not only to facilitate the process. But also is helping us because there is a lot of validation that has been done.

So, the choice of the materials, the choice of the oxide, rather than more exotic, I would say, fuel at this stage, like metallic fuel and nitrates.

So this choice, is, is a very conservative choice that, doesn't, alarm us on the, on the, on the fact that, the fuel could become a problem in the future, because there is so, so much experience.

So that's a very, very important asset that we have. Of course, we have validated the compatibility of this design and these materials with liquid lead, and this is, of course, the work that you have seen with Francesco and our material. Lab, so this part is kind of, included.

So there is a lot of experience, in, even at the level of this, manufacturing. Another thing that is important is that many of the people that used to work on MOX manufacturing In our company, of course, have detected optimization that one would do. In our… In our, manufacturing. And, You know, there are many different quality of plutonium that can come into your facility.

Because all the plutonium is hotter, it's more complicated to handle, etc. So, our facility is a bit unique, because we have put The, let's say, the limit of the percentage of plutonium quantities, but also on the age and the quality of plutonium, very, very high and very large.

So, actually, we can accommodate a lot of quantities of plutonium that are not currently used. By the PWR, because they simply, sometimes they cannot burn efficiently, or they can be manufactured inside the existing facilities.

So there is an optimization that they have done. In the, in the facility to accommodate for, for many kinds of plutonium, and I think this is gonna be… An asset for the future operability of the facility with different kind of sources of material.

Esteban Albarracin - TD Cowen

Got it, thank you for that. Just a quick question that's for the reactor design. Is that… is the reactor design plan to eventually be a breeder reactor, or is that, it's going to be a burner, or…

Stefano Buono

Yeah, that's a very… that's a very interesting question, Esteban. Of course, the history of, reactors, it's such as, we… we thought the contribution of fast reactor would have been to breed. New fuel, new plutonium. When we started, our activity in Europe, plutonium is a concern.

Every single utility, even the public utility in Europe, they have to provide, have provision in the accounts for disposal of the nuclear waste, and the complexity is around plutonium. So, plutonium. Was a liability, for sure. And, and so we, we thought that our reactor, should have been a burner.

Also, proliferation is a concern, so if we contribute to the… to diminish the quantity of plutonium overall in the world, and there are a lot of needs of disposal of plutonium, like, you know, in US, we are… our first allocation is on, on surplus plutonium.

So plutonium that cannot be, used, as well. So… So we thought that we should burn. We are not burning. All of it. We are only essentially in one cycle, burning around 90%, so we find back when we recycle our own fuel, 90% of the plutonium that we put inside. This parameter can change.

So one day, we might decide to be an isogenerator. So, to have the same quantity of plutonium at the end of the cycle, that's what you put at the beginning. So… You know, in the long term, we don't see plutonium as a toll. As, as… complication. We are here by closing the fuel cycle to solve, really, the independency of the nuclear fuel cycle and the cost. Associated with the nuclear fuel cycle.

So this is our mission, and we, in the future, we might adapt this mission in order to burn more, or to save more plutonium.

Esteban Albarracin - TD Cowen

Thank you very much. I'll turn it back.

Giulia De Benedetti

Thank you, Esteban. Thanks, Stefano. Next question is from Sameer Joshi from HC Wainwright. Please, Sameer.

Sameer Joshi - HC Wainwright

Hey, good morning, good afternoon. Thanks for, doing this, it's very informative. On the regulatory process, I just wanted to see if, and maybe you discussed, I may have missed part of the presentation. On the regulatory process, do you, also expect anything to happen on the part… CFR Part 57? Front, and then, is there any, more color on the DOE path, that you may follow?

Stefano Buono

Yeah, as I mentioned, we don't want to follow the DOE path. So, so… because we want to have direct interaction with the NRC. Of course, we will be on a DOE land, hopefully. With the first of a kind, so we'll have to, you know, to work with DOE on this regulatory process as well. Maybe I'll let Travis comment on part 57.

Travis Chapman

Sure. So for the LFR200 technology that we described in the presentation material. It has a higher fissile content load than would make it eligible for Part 57, so we're not really exploring that regulatory framework for that technology. There are other concepts that the team has come up with that might fit within that framework, and if that becomes an option, certainly, you know, we want to know about it and be prepared to enter into it.

But as the team has said, you know, we view Part 53 from a commercial perspective is appropriate for the LFR200. On the DOE side, Stefano has mentioned this, the… if that pathway opens up, there are ways to adapt the licensing basis, basically, to fit within 10 CFR 830. If that is favorable to us. Sure, we want to understand that.

But ultimately, commercial facilities operating under commercial terms, producing power for commercial customers is our end state we're aiming at.

Sameer Joshi - HC Wainwright

Understood, thanks for that. And then just one sort of technical one, maybe we didn't dwell too much on this, but the closed fuel cycle, there is some amount of ultimate waste, which is qualified as minor amount of long-lived component. Just, needed to understand, is there any, mechanism for, or, or procedure to, secure that and, take care of that?

Stefano Buono

Not yet. Of course, the closure… you know, our long-term vision is really to have only the fission fragments as the ultimate elements that will survive from our cross-fuel cycle, but we are not yet there. Why that? Because, the… there is already an added complication, from the facility to… To use plutonium and depleted uranium, in the sense that you, you know, these are hot material.

So, hot in the very sense that they produce heat, and you have to cool the facility, and so on and so on. And they produce radiation that you have to protect the workers.

So, at the moment, to simplify our life, because the challenge is already quite strong, to move into MOX manufacturing and made it… make it cost-effective, we had decided at the moment To ignore the possibility to have other trans-learning element inside the the… the fuel, but in the future, certainly, we want to… these other actinides, to find ways to be treated. This could be either with special pellets or special fuel pins that contain them.

Independently, or, they could be… stay in the mix of the normal fuel. So, the choice has not been made. This is more a vision for sustainability of the fuel cycle for the future. And we're just not working because we don't want to, invest yet money on this particular small aspect of the fuel cycle. As soon as we feel is gonna arrive the good time.

We really want to Really, bring every single element that is coming out of the fuel cycle down to a few hundred years, to, to come back to the original, radioactivity of the uranium extracted from Earth.

So this is the ultimate goal.

Sameer Joshi - HC Wainwright

Yeah, understood. That makes sense. May I ask one more, just on the life of the reactor? I don't know if 60 years is a magical number. I'm assuming that it is just a number that you least. You expect. I expect these to last longer, and so it impact or benefit the LCOE even further.

Is that… am I correct in this assumption?

Stefano Buono

Yes, of course, we have to have margins, so we have targets at least 60 years as a design target for our materials. Everything is gonna, you know. It's gonna work, but, there are margins that you are taking, so certainly after the operation of the first reactor, we'll understand if we can go over. You know. Almost all of our components, almost everything in the reactor can be replaceable.

So it's not that difficult to go beyond, the, the lifetime of current reactors. Think about the, you know, there are reactors that are operating, since 80 years, incredible, and they were not designed, to operate so long.

So there… I think the margins are very huge, and so this is just a point that I think and I hope we can… clearly beat and aligned to the very long-term objective of the International Atomic Energy Agency that now is 100 years. The global community want to go to 100.

Sameer Joshi - HC Wainwright

Thank you, thanks for taking my questions.

Giulia De Benedetti

Thank you, Sameer. Next question is from Seth Basham from Wedbush.

Seth Basham - Wedbush

Thanks a lot, guys. This has been really informative. I appreciate it. My first question is just on the pipeline, 9.2 gigawatts. Is any of that binding? Or give us some color on what the stages of each of those projects is.

Stefano Buono

Yes, the term binding is very, is very, you know, debatable. I'm making an example. After a long process, we made a joint venture with the company, and we are, you know, making the project together. Is this binding? I would say yes. We have a company together, and we are co-investing in doing that.

But maybe I, I will let Jon a little bit also give more… Paolo on the… On, on the pipeline.

Jon Stranske

Yeah, sure.

Stefano Buono

We have a whole process that, qualifies our pipeline.

Jon Stranske

Yeah, absolutely. So, you know, I think what Stefano said is, you know, is generally right.

I think, you know, we would say, most of our pipeline is in a phase that we qualify as diligence, and then there's a, you know, a more progressed, where we'd call it, negotiation, where we're, you know, a couple of projects, one of them that Stefano mentioned, and then one project in the U.S. that we'd say we're really in the formalization of a proposal via, you know, binding term sheets at this stage, but not quite, you know, definitively there.

So, I think we're, you know, we're… we would say most of it is ahead of a formal, you know, binding FID decision.

Stefano Buono

Yeah, as a… if I remember well, Jon, there is exclusivity in all of our, 9.2 gigawatts, at least, as a minimum requirement, and a few, few more. That's on the advancement, yeah.

Jon Stranske

Yeah, and so we think of it as, you know, needing to have a land identified, exclusivity, and a number of other sort of key metrics, to be in the diligence, pipeline, where we're really thinking about technical feasibility, licensing pathways, and the commercial application.

So that's essentially the cutoff.

Seth Basham - Wedbush

Got it, that's helpful. And then, secondly, on the near-term milestones, what's a realistic timeline for formal application of the NRC?

Stefano Buono

On, my sense of, fuel, or marks, or both?

Seth Basham - Wedbush

Welcome.

Stefano Buono

So the MOX has to be the first one, and as soon as we have defined the land, we will file and start the application. And the procedure that we have decided allows us to even start construction and taking the risk of construction even before the end of the Of the, process, so we certainly will be start preparing the, the, the land and, and, and, everything. As soon as we start in the licensing process, so we block the land.

That's the… same for the… a reactor. For the reactor, we are taking the opportunity of following Part 53, that has been recently released, try to relax some of the parameters of our design. In order to save on the cost. I think that the cost optimization is an obsession for the company. We really are thinking on the fleet.

Not on a single reactor. So every single optimization that we can do. On the design we will try to apply, so… We are doing this cost optimization revision with respect to the American rules at the moment, and certainly, again, we will want to start the licensing process during next year, as soon as also, in this case, the land is is, is fixed. We are working anyway on both, land, for the first of a kind, and, and for the fuel factory.

Seth Basham - Wedbush

Alright, thank you guys, appreciate it.

Giulia De Benedetti

Thanks, Seth. We're taking our last question for today, and it's coming from Peyton Durand from Guggenheim.

Peyton Durand - Guggenheim

Hey guys, can you hear me okay?

Giulia De Benedetti

Yes, thanks.

Peyton Durand - Guggenheim

This is Peyton on for Joe. I guess just a quick clarifying question from us. Does the deployment of your first commercial reactor require your MOX plant to be fully operating, or can the first fuel load come from a third party?

So if the MOX plant COD lead time is pushed out, does that also push out the deployment of the first-of-a-kind reactor? Thanks.

Stefano Buono

Yeah, yes, the design of our fuel is peculiar to our design. The pin is absolutely the same, but the fuel bundle is, is, Is depending, is really depending on the design. We are not depending on… on plutonium. In the sense that plutonium can be completely replaced by depleted uranium, 20%, reach the uranium oxide.

So, and that's a pec… that's an interesting aspect, because, for example, we are considering you know, in another propulsion project, we are considering to design at the beginning, uranium, or 20% electric uranium, core. And we have verified the complete interchangeability of the design with respect to that.

So there are remediation possible if we encounter, you know, criticalities over our, paths, but, I think we have a great attention to this kind of details. It's almost an obsession. The vertical integration is, is really… Been driven by, Make sure that we are de-risking every single piece of our reactor, and so, the fuel is, of course, a very sensible element, and we are… we are, really, focused on that. Of course, to deploy our fleet.

We will be needing more than one fuel factory. I remind you, the capacity of our fuel factory is 40 tons, and… More or less, we can serve, in the long term, 20 reactors. Of 200 megawatt electric from this capacity. This is an initial capacity, could be still optimized, but the nominal capacity is 40.

So, we have, plans to deploy a larger fleet, so we have plans to do other, fuel factories. We have a land and a project in France. We may… we are working on, other location and other, opportunities.

So there is, there is another, the risk factor that is also coming from our multiple geographies and, multiple partners that we are working with.

So this is another element that, it's gonna be de-risking the access to the fuel.

Peyton Durand - Guggenheim

Very helpful. Well, thank you very much, and good luck.

Stefano Buono

Thank you.

Giulia De Benedetti

Thanks, Peyton. And this last question ends our Q&A session, so thank you all for attending our Analyst and Investor Day today. We look forward to updating you on our transaction process, and please have a great rest of the day.

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